SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
March 2017

Commission File Number 1-32135

SEABRIDGE GOLD INC.

(Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

SEABRIDGE GOLD INC.

(the “Company”)

Material Change Report dated March 29, 2016, including Annex A thereto (News Release re: Seabridge Gold Announces $14.3 Million Bought Deal Offering of Common Shares and a Concurrent $20.0 Million Bought Deal Offering of Flow-Through Shares).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By: /s/ Christopher Reynolds
Name: Christopher Reynolds
Title: VP Finance and CFO

Date: April 6, 2017

EXHIBIT INDEX

Exhibit 99.1	Material Change Report dated March 29, 2016, including Annex A thereto (News Release re: Seabridge Gold Announces $14.3 Million Bought Deal Offering of Common Shares and a Concurrent $20.0 Million Bought Deal Offering of Flow-Through Shares).